Locke Liddell & Sapp llp
Attorneys & Counselors

2200 Ross Avenue		(214) 740-8000
Suite 2200		Fax: (214) 740-8800
Dallas, Texas 75201-6776	Austin • Dallas • Houston • New Orleans • Washington, D.C.	www.lockeliddell.com
March 2, 2006
Ms. Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Landwin REIT, Inc.
Form S-11
Filed on November 7, 2005
File no. 333-129534
Dear Ms. Wolff:
     Landwin REIT, Inc. (the “Company”) is in receipt of the Commission’s comment letter dated February 9, 2006. We appreciate your prompt response. Set forth below is a re-type of each of the Commission’s comments followed by each of the Company’s responses. Except as otherwise noted, all cites to page numbers refer to the page numbers of the clean courtesy copy delivered to you and the examiners listed in the comment letter.
General Comments
1.	We note your response to comment 1. Your representations that other services relating to the formation of Landwin REIT do not include any involvement in the sale of securities of Landwin REIT and that Messrs. Landis and Dennison will not be compensated for their fundraising services appear to contradict your inclusion of the disclosure regarding the formation fee agreement under the “‘Plan of Distribution” in Amendment No. 2 to Registration Statement. Please reconcile these two statements. If the fee payable under the formation fee agreement does not relate to the involvement of Messrs. Landis and Dennison in the sale of Landwin REIT securities, please delete the references to the formation fee agreement in the “Plan of Distribution,” which appears on page 144 of Amendment No. 2.

The Company hereby confirms its representation to the Commission that the formation fee does not relate to the sale of the Company’s securities. The Company has deleted the reference to the formation fee agreement in the Plan of Distribution section of the Amendment No. 3 to the Company’s Registration Statement on Form S-11 (“Amendment No. 3”).
2.	We note the additional information you provided regarding the activities of the database owners and their compensation in your response to comment 3. We disagree with your analysis that the database owners do not need to register as broker-dealers to engage in the described activities for the proposed compensation. The restructuring of the compensation as a promissory note of Landwin REIT does not address the concern we expressed in our initial comment that the database owners have an incentive to reach the minimum offering amount. We view transaction-based compensation as including not only compensation based, directly or indirectly, on the amount of securities sold, but also on the occurrence of securities transactions. In determining whether a person is receiving transaction-based compensation, we look to the economic reality, not the form, of the compensation arrangements. Based on the current financial statements of Landwin REIT, the promissory note will have little if any value unless the minimum offering amount is reached, which makes the proposed compensation based, directly or indirectly, on the occurrence of securities transactions.

In addition, we do not agree with your reliance on Letter re: Paul Anka (July 24, 1991). In that letter, the staff granted no-action relief when a person received transaction-based compensation but strictly limited his activities to merely furnishing the issuer with a list of prospects. The list of prospects was not developed for the purposes of potential securities sales. The proposed activities of the database owners go well beyond those contemplated in Paul Anka. Your response also suggests that there may be other letters that would support your contention that the database owners do not need to register as broker-dealers- We are not aware of any letters that would support your position. More generally, a person effects transactions in securities if he or she participates in such transactions at key points in the chain of distribution. Such participation includes helping an issuer to identify potential purchasers of securities and the solicitation of securities transactions (which includes advertising and conducting seminars for investors). The conduct you describe appears to fall squarely within such participation, and thus we cannot agree that “the database owners are not, and will not be acting in the capacity of, broker-dealers.”
Please see the two letters previously filed with the Commission (the “Letters”) and attached hereto which address this issue.
3.	Please note that pages 98 — 101 of the marked courtesy copies are in symbol font and are illegible. Please refrain from utilizing this font in the future.
We will review future courtesy copies so that this font does not appear in the copies furnished to the Commission.

4.	You state in your response to comment 3 that you will “utilize the database to telephone, fax, mail, and email the members to notify them of the existence and availability of Landwin REIT.” Please advise us whether you have contacted any database members to date. Also, please provide us with any materials that you provided or that you will provide to potential purchasers.
The Company hereby advises the Commission that it has not contacted any database members to date regarding the Company’s offering. The Company has not provided any materials to potential purchasers, but will provide such materials to the Commission upon their preparation and use.
5.	In this connection, please tell us how you intend to ensure that notifications about the existence of the Landwin REIT, on the database or by fax or mail, will comply with Section 5. For example, do you intend to rely on the safe harbor contained in Rule 134? If you intend to solicit indications of interest or conditional offers to buy in connection with such 134 notice, please tell us how you intend to accompany or precede such notice with a prospectus. Further, if these notifications will fall outside of the safe harbor of Rule 134 and you intend to rely on Rules 164 and 433 to distribute electronic communications as a free writing prospectus, please tell us how you intend to accompany or precede such free writing prospectus with a preliminary prospectus.
The Company hereby advises the Commission that it plans to contact the database members as follows:
(i)	Emails — members will be sent emails informing them of and summarizing the Company’s offering and containing an electronic copy of the final prospectus as an email attachment, as well as a schedule of road show presentations and invitation to attend, with clear instructions that if they attend, they must either print and present their printed copy of the final prospectus when they arrive at the presentation or be able to confirm in writing on a form the Company will provide that they have received delivery of the prospectus prior to arriving at the road show presentation. This will enable the Company to confirm that members in attendance at the Company’s road show presentations all have printed copies of the final prospectus.

(ii)	Ads — the Company will purchase ads in a small group of real estate-related publications, which will contain only the information permitted to be disclosed by safe harbor Rule 134.

(iii) Phone Calls – members will be called on telephones to return any of their phone calls to the Company, and to confirm their receipt of emails, ads, or downloaded final prospectuses, as well as to confirm their attendance at the Company’s road show presentations, or to be notified of any changes in road show presentation scheduling, and to schedule telephonic and/or in-person appointments with the Sponsors as requested.

Cover Page
6.	Please revise to strike footnote one to the table.
The Company has deleted the footnote as requested.
Compensation to our Advisor and Affiliates. page 21
Formation Fee to our sponsors, Sylvia. Inc. and SmithDennison Capital, LLC., page 22
7.	We note your response to comment 12. Please revise your description of the formation fee to note that the formation work does not include participating in the offering or selling of securities.
The Company has revised the description of the formation fee as requested.
Estimated Use of the Proceeds, page 59
8.	We note that you have purchased an exclusive license to a database containing prospective investors. Please revise this section to note the terms of the license. This discussion should include, but not be limited to, the term of the license and any restrictions on the use of the license. Also, please provide us with a copy of the license agreement.
The Company will not be purchasing a database license. All references to such a license have been removed from Amendment No. 3.
Liquidity and Capital Resources. page 102
9.	We note that you will issue promissory notes in connection with your purchase of the license and in payment of your formation fees. Please revise to note the terms of the promissory notes. Also, please provide us with a copy of the notes and file them as Exhibits.
The Company has added disclosure regarding the terms of the promissory notes to be issued in connection with the formation fee. Forms of the notes were previously provided to the Commission, and are filed as Exhibit 10.7 to Amendment No. 3.
10.	Please revise the fifth sentence in the last paragraph on page 104 to clarify the reference to “such” investments.
The Company has clarified the disclosure as requested.
11.	We note your response to comment 19. You state on page C-2 and C-4 that “[a] program is considered closed when all funds from investors related to the offering have been raised and the property has been acquired.” Please note that “closed” should refer to the year in which the program’s offering ended rather than when the property has been acquired. Accordingly, please revise to include any programs that may have been excluded where such programs completed fund raising but had not yet acquired properties.
The Company has revised the narrative description on pages C-2 and C-4 of when an offering is considered “closed.” The Company hereby advises the Commission that no programs had been excluded under the prior definition because they had completed fund raising but had not acquired properties.
12.	At the top of page 105 you state that “[t]he prior offerings closed when all money from investors was raised and the properties were acquired. Prior to closing, none of the money raised was invested, other than in interest bearing accounts.” Please advise us how you acquired properties prior to closing if none of the money raised was invested prior to closing or revise as necessary.
The Company has revised the disclosure to clarify that the money that was raised was invested in interest bearing accounts, and transferred to escrow accounts at the appropriate time to acquire the property.
13.	We note from footnote 1 on page C-9 that Plantation is owned by Watavision LLC. It appears from the management agreement that you provided us that Watavision also owns Tempe Square. Please revise or advise.
The Company has revised the table to reflect that Watavision LLC owns Tempe Square.
Plan Of Distribution, page 144
General, page 144
14.	In the third paragraph, you state that you intend to make the prospectus available on your website. We note in your response letter dated December 22, 2005 that your website is not functioning. Please advise us how you will post the prospectus on your website if it is not functional. If the website is functional, please revise the registration statement to include your website address.
The Company has contracted with certain entities to create the Company’s website. Once the website is functional, the prospectus will be posted on the website. The Company has revised the disclosure accordingly.
Report of Independent Registered Public Accounting Firm, page F-2
15.	Please revise the report date for notes 5 and 6.
The report date has been corrected.
Table II. Page C-4

16.	In footnote one you refer to note 6 to Table III for Lincoln View Plaza 3. Please note that there is no note 6 to Table III for Lincoln View Plaza 3. Please revise as necessary. Also, please eliminate all cross references between tables.
The Company has revised the footnotes to the tables, and eliminated all cross references between tables.
Table III, page C-6
17.	In footnote 6 you state that the “Cash generated from capital” line item represents the escrow refund following the purchase of property. Please revise to provide a more detailed description of the escrow fund. For instance, but without limitation, please revise to note who placed the money in escrow and why.
The Company has revised the footnote as requested.
Part II
Item 31. Other Expenses of Issuance and Distribution
18.	Please advise us why you have not included the formations fee and database license fee in this section or revise as necessary.
The Company has revised this section to include the formation fee.
Item 36. Exhibits, page II-2
19.	Please file all required exhibits as promptly as possible. We must review all the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.
The Company will file all required exhibits as promptly as possible.
Exhibit 5.1 — Legal Opinion
20.	We note your response to comment 32, however, we continue to believe that the reference to the State of Texas indicates that you are admitted in a jurisdiction other than the jurisdiction whose law you are opining upon. Please have counsel revise so that it does not appear that you are carving out the relevant jurisdiction.
This is the same form used by our firm in numerous filings with the Commission, It is also the form our opinion committee believes complies with our ethical obligation to advise the recipient of the opinion of the place where we are licensed to practice law and which laws are covered by our opinion. We respectfully request that the Commission reconsider its request.
Item 37. Undertakings. page II-3
21.	Under (1)(iii) you state that provided, however, that paragraphs (i) and (ii) do not apply if the Registration Statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.” Please strike this disclosure as it does not apply to your filing.
The Company has deleted this disclosure as requested.

Sincerely,
/s/ Gina E. Betts

Gina E. Betts
Partner

cc:	Martin Landis
Sean Dennison
Matthew Maulbeck
David Roberts
Steven Jacobs

LOCKE LIDDELL & SAPP llp
Attorneys & Counselors

2200 Ross Avenue		(214) 740-8000
Suite 2200		Fax: (214) 740-8800
Dallas, Texas 75201-6776	Austin • Dallas • Houston •New Orleans •Washington, D.C.	www.lockeliddell.com
February 15, 2006
Mr. David Roberts
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Landwin REIT, Inc. Form S-11 Filed on November 7, 2005 File no. 333-129534
Dear Ms. Wolff:
     Landwin REIT, Inc. (the “Company”) is in receipt of the Commission’s comment letter dated February 9, 2006. Pursuant to our conversation, on behalf of the Company, I hereby advise you of the following.
     In response to comment 2 in your most recent letter, and to the Commission’s continued concern regarding whether the database owners will engage in activities causing them to be broker-dealers, the Company hereby advises the Commission that it will not be charged a fee for the use of the database. The database owners have given the Company the right to use the database without receiving any consideration therefor. The Company will use the information contained in the database to contact, deliver the prospects to, and set up its own “road shows” with potential investors. The Company will attend meetings of the network established by the database owners for the purpose of networking with fellow attendees, but will not make presentations at these meetings.
     The Commission has also inquired as to what services the Sponsors will perform in return for the formation fee. The Company hereby advises the Commission that the formation fee payable to each of the Company’s Sponsors, Sylvia, Inc. and SmithDennison Capital, LLC, will be increased to $2,500,000. The formation fee will be payable pursuant to the terms of a promissory note (a form of which was previously provide to you) which will be due one year after the effectiveness of the Registration Statement. The formation fee is being paid for the work that Sylvia and SmithDennison Capital have done and will continue to do to initiate and direct the founding and organization of the Company, including, but not limited to, the interviewing, selection and hiring of lawyers and accountants, assistance in drafting the registration statement, and assistance in responding to comments received by the Commission. Additionally, the parties have structured the proposed transaction, interviewed investment bankers when they were considering the offering as an underwritten IPO, handled inquiries of parties wanting to sell property to the Company and they have invested substantial time and effort preparing the prior performance tables and obtaining materials from storage that were requested by the Commission. The Company continues to advise the Commission that the payment of the formation fee does not relate to any activities of Messrs. Landis or Dennison in the sale of the Company’s securities.
     Please contact me at (214) 740-8515 if you have any questions.
Sincerely,

/s/ GINA E. BETTS
Gina E. Betts

cc:	Martin Landis Sean Dennison

LOCKE LIDDELL & SAPP llp
Attorneys & Counselors

2200 Ross Avenue		(214) 740-8000
Suite 2200		Fax: (214) 740-8800
Dallas, Texas 75201-6776	Austin • Dallas • Houston •New Orleans •Washington, D.C.	www.lockeliddell.com
February 24, 2006
Ms. Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Landwin REIT, Inc.
File no. 333-129534
Dear Ms. Wolff:
     Landwin REIT, Inc. (the “Company”) is in receipt of your letter dated February 23, 2006. In response to your comments, the Company hereby provides the following information.
     The total fees for formation services are $5 million. In the Company’s original filing on Form S-11 on November 7, 2005, the Company stated that each of Sylvia, Inc. and SmithDennison Capital, LLC would be paid a fee of $2,500,000, resulting in a total fee of $5,000,000 (See “Use of Proceeds”). The same information was set forth in Amendment No. 1 to Form S-11 dated December 22, 2005 (See “Use of Proceeds”). Afterwards, we advised our client that based on our firm’s experience in representing public and private REITs, the database fee, together with the formation fee (an aggregate of $10 million), should be reevaluated We advised our client that if the offering were to have been registered under state blue sky laws, the amount of fees as compared to deal size, would have exceeded guidelines. Even though the Company’s offering will not be sold via a broker-dealer network, which would have required blue sky registration, our clients notified us of their election to adjust fees such that total fees would come within blue sky guidelines. The reduction in the formation fee was then disclosed in Amendment No. 2 to Form S-11 filed with the Commission on January 26, 2006 (See “Use of Proceeds”). Afterwards, in response to the Commission’s comments regarding whether or not the database owners are broker-dealers, the database owners agreed to waive their database license fee and that neither Mr. Dennison nor Mr. Landis would be speakers at the residential real estate classes they teach for the members of their database. With the elimination of the $5 million dollar database license fee, the Company determined that the formation fee could be restored to its original amount and still result in total fees being well within blue sky guidelines. Therefore, our client notified us of their election to return the formation fee to its original amount as was disclosed in the Company’s first two filings with the Commission. No additional services are being required of Sylvia, Inc. and SmithDennison Capital, LLC, but rather, they are simply being paid the fee they were originally promised for performing the formation services.
     The Company hereby advises the Commission that there are no arrangements, agreements or understandings, formal or informal, between or among Sylvia, Inc., SmithDennison Capital, LLC, the Company, Martin Landis, Sean Dennison, the Advisor or any members of the Advisor, to compensate, directly or indirectly, now or in the future, the database owners for the Company’s use of the database.
     If you have any further questions or comments, please do not hesitate to contact the undersigned at (214) 740-8515.

Sincerely,

/s/ Gina E. Betts
Gina E. Betts

cc:	David Roberts
Martin Landis
Sean Dennison